ONLINETEL ON TRACK TO REPORTING RECORD Q3 REVENUES

TORONTO, June 12th, 2003/ - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, continues to experience significant growth with revenues in April and May totaling $870,222, which are 49.2% and 5.3% higher than in the first two months of Q1 and Q2 of fiscal 2003 (ending September 30), respectively. Furthermore, Eiger is pleased to report that Onlinetel was also cash flow positive in April and May. With this increase in growth, Eiger anticipates that Onlinetel is on track to reporting record revenues for fiscal Q3, which would represent its third consecutive quarterly increase. Based on these figures, Onlinetel’s annualized revenue run rate is over $5 million.

Eiger believes that growth at Onlinetel will continue to be driven by market demand for the lowest cost telephony services and its current marketing initiatives. These initiatives include Onlinetel’s recent launch of the beta test for its exclusive rechargeable calling card program. As Onlinetel’s multiple product lines such as 10-10-580 casual calling, flat rate subscription plans and advertising-based free long distance continue to expand, Eiger believes that significant gross margin efficiencies will become apparent as increased traffic is routed over its national VoIP network.

"These figures validate the business model we implemented approximately one year ago to exploit our proprietary VoIP network” said Gerry Racicot, CEO of Eiger. “Our coast-to-coast platform continues to provide us with a competitive advantage over traditional carriers and resellers due to the inherent cost efficiencies of routing voice traffic over VoIP rather than over conventional analog copper networks. Onlinetel will continue to experience dramatic growth by focusing on acquisitions and providing the lowest-cost, high-quality telephony services in Canada.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at "http://www.eigertechnology.com/">www.eigertechnology.com. For more information please call (416) 216-8659.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.